Mr. Skinner US Securities and Exchange Commission 100 F. Street, NE Washington, DC 20549	Shell Oil Company Legal 60 Mariner Beach Lane Indian River Shores, Florida 32963 United States of America Tel +1 713 241-3564 Email joseph.babits@shell.com Internet http://www.shell.com

October 2, 2018

Re: Comment Letter to Royal Dutch Shell plc date September 20, 2016

Dear Mr. Skinner,

Royal Dutch Shell plc expects to respond to your comment letter dated September 20, 2018 by October 20, 2018.

Sincerely,

/s/ Joseph Babits

Joseph Babits

Associate Counsel

Shell Oil Company

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